SEC File Number: 001-05869
CUSIP Number: 868358102

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-CEN	☐ Form N-CSR

	For Period Ended:	December 31, 2021
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Superior Group of Companies, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

10055 Seminole Boulevard
Address of Principal Executive Office (Street and Number)

Seminole, Florida 32772-2539
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Superior Group of Companies, Inc. (the “Company”) is filing this Notification of Late Filing on Form 12b-25 because it is unable, without unreasonable effort or expense, to file its annual report on Form 10-K for its fiscal year ended December 31, 2021 (the “Form 10-K”) within the prescribed time period.

As will be disclosed in more detail in the Form 10-K, the Company’s management has concluded that the Company’s internal control over financial reporting was ineffective as of December 31, 2021 due to a material weakness over the accounting for income taxes as of December 31, 2021, principally related to the income tax provision and deferred tax accounts (liabilities and assets). Because of this material weakness and associated delays in completing the Company’s accounting work for the Form 10-K, the Company requires additional time to file the Form 10-K. The Company anticipates filing the Form 10-K as soon as practicable and no later than 15 calendar days following the prescribed due date, in accordance with Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Andrew D. Demott, Jr.	(727)	397-9611
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company is completing its accounting for income taxes and so is not able to provide the information at this time. The Company will provide the information as part of its Form 10-K.

Special Note Regarding Forward-Looking Information

Certain matters discussed in this Form 12b-25 are “forward-looking statements” intended to qualify for the safe harbors from liability established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements can generally be identified by use of the words “may,” “will,” “should,” “could,” “expect,” “anticipate,” “estimate,” “believe,” “intend,” “project,” “potential,” or “plan” or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements in this Form 12b-25 include, without limitation, the anticipated time frame within which the Company expects to file its Form 10-K.

Such forward-looking statements are subject to certain risks and uncertainties that may materially adversely affect the anticipated results. Such risks and uncertainties include, but are not limited to, the inability of the Company to complete the work necessary in order to file its Form 10-K in the time frame that is anticipated. The forward-looking statements made herein are only made as of the date of this Form 12b-25 and the Company disclaims any obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances, except as may be required by law.

Superior Group of Companies, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 16, 2022	By	/s/ Andrew D. Demott, Jr.
Andrew D. Demott, Jr., Chief Operating Officer and Chief Financial Officer